Exhibit 2

Operator:

Greetings, and welcome to the PVG Asset Management Corporation Town Hall.

At this time, all participants are in a listen-only mode.

If you would like to ask a question during the presentation, please click on the Question box at the bottom of your screen. Type in your question and hit Submit.

Please note that this conference is being recorded.

I will now turn the conference over to your host, Patrick Adams.

Patrick, please go ahead.

Patrick Adams:

Thank you for joining today.

We’ve got a pretty detailed presentation. It’s going to take us a while to get through all of it, but I think you’ll find the information very helpful and we are looking for your help as shareholders to help support us to turn around Anavex.

The Anavex board nominees, the four nominees currently on the Board, own a total of 5,000 shares. Three of those nominees hold no shares. I think this is a major misalignment with shareholders.

We have seen leadership and governance issues at this company and again, we need your help to turn things around as investors.

Today, we’ll be covering a number of different things, including what needs to be done, how we’re going to do it, and then how to vote your shares.

Introduction

PVG began acquiring shares back in September 2024. We think there is great value in the pipeline. They have a very unique CNS disease portfolio, but unfortunately, the Company has been misguided, not represented well by the Board of Directors and it started with the EMA submission for Alzheimer’s drug at the EMA causing the stock falling 35% in a single day.

We think the Board could have handled this more appropriately and potentially avoided this major issue.

The CEO was terminated for cause, which set off some more lawsuits. There was an employment agreement lawsuit, and then another suit against the four existing board members.

The major issue we have more recently is the appointment of a CEO with no prior experience as a CEO. We can’t really find any clinical achievements that she has had either.

Termination of key people at the company. There has been a massive brain drain, and it is rather disturbing to see the number of people let go, that were very knowledgeable about the drugs and the development process.

The company also received NASDAQ delisting notifications. The company has since resolved those issues, but to me, if you can’t report your financials on time, you’re really not a public company. We need to make changes to ensure this never happens again.

Because of this, the ATM program was also put on hold for 12 months.

As I mentioned earlier, there is no skin in the game from the current board. They do not own many shares. I don’t believe they are particularly aligned with shareholders. They are not really focused on building a strong biotechnology leadership team.

The stock has obviously really underperformed. The stock is telling investors that there is a problem here, and it needs to be fixed.

We went to the board members and had conversations. We said, “We’re here to help. What can we do to help?” That did not lead anywhere, so we had to file our nominees to replace the current board.

Again, please use the Gold Card to vote your shares.

Now we are going to go through our nominees versus their nominees.

I’m Patrick Adams. I’ve been in the investment business for 40 years, with a lot of biotechnology investing. It’s a specialty area and a very inefficient market, ripe with opportunities but you have to know what you’re doing.

Over 40 years, you learn something every day. I feel like I am an expert in this particular area. We’ve done a lot of investing in CNS-focused companies.

I like to compare this company with a company called Axsome. We participated in a private financing of that company before it went public.

In 2019, as an example, both Anavex and Axsome were trading at approximately $2 per share. Under its leadership, Axsome’s stock has risen to over $200 per share, and Anavex has essentially gone sideways over the last seven years.

Jiong Ma comes from the telecommunications industry. She recently led a SPAC transaction that has fallen approximately 99% from its value. That represents a negative 99% return.

She owns no shares of Anavex, and I have another slide that helps illustrate what has occurred there. And we’ll do that after we go through the nominees.

The Nominees

Rene Mora, can you please introduce yourself?

Rene Mora:

I can. I hope everyone can hear me.

I’m Rene Mora. I am a physician and scientist by training. I have an M.D. and a Ph.D. from the University of Chicago in Biochemistry.

I practiced for a number of years as a physician-scientist in the Harvard hospital system in the area of pulmonary and critical care medicine. I was also a scientist at Harvard Medical School for a number of years.

I joined the financial services industry after a few years at Harvard, and became part of Leerink in its early stages as a growing organization.

I spent a total of 20 years at Leerink. The first 10 years building the Medacorp expert network, which included heavy representation from experts in the regulatory space. During that period, we also published a regulatory newsletter, in addition to carrying out market research and due diligence on emerging biotechnology and pharmaceutical products.

After 10 years on the Medacorp side, I joined what was then the early investment banking effort at Leerink and spent another 10 years helping build that effort.

I would point out that, 15 years later, Leerink is now the number one investment bank in the United States for biotechnology and biopharma financing.

I retired from Leerink in 2020 and moved over to the buy side, where I spent five years at Monashee, a $3.5 billion hedge fund, managing the healthcare portfolio on both the public and private sides.

I do have board experience. I was a board observer at HotSpot Therapeutics, one of the companies in which Monashee made a crossover investment.

I currently sit on the Board of Trustees of the University of Chicago Medical Center, which is a multi-hospital system with 20,000 employees and a multi-billion-dollar budget.

Patrick Adams:

Certainly a solid background and very experienced.

What’s the comparable background on their side? On their side is Peter. He is a physician. I’m sure he’s a nice guy, but personally, I wouldn’t have my doctor on the board of a biotechnology company.

John, please give your background.

John Boris:

Thanks, Pat.

My name is John Boris. I am also a scientist by training. I received my degree in Pharmacology from the Philadelphia College of Pharmacy and Science in Philadelphia and trained through the hospital networks throughout Philadelphia.

After pharmacy school, I pivoted directly into the industry and started my career with Eli Lilly and Company. Most of my tenure there was concentrated on the central nervous system side of the business, including the launch of the antidepressant Prozac, which had significant off-label use and additional psychiatric type indications.

After spending approximately four and a half years at Lilly, I pivoted to Warner-Lambert, where for seven years I managed the neuroscience portfolio prior to its acquisition by Pfizer.

Some of the products in that portfolio included the first Alzheimer’s drug, Cognex, in addition to Neurontin and Lyrica on the major pharmaceutical side. We also had some orphan disease drugs such as fosphenytoin for the treatment of status epilepticus, which was launched throughout the U.S. hospital network.

Upon completing that tenure, I pivoted to Wall Street and started my career at Morgan Stanley. There, I worked for a person by the name of Glenn Reicin, who was well recognized in the med-tech and hospital supply sector.

After three years at Morgan Stanley, I pivoted to Merrill Lynch. At Merrill Lynch, we were part of the highly ranked number-one team in major pharmaceuticals.

Post 9/11, approximately a year after that, I pivoted to Bear Stearns, where I was the lead analyst covering major pharmaceuticals, specialty pharmaceuticals, and some small biotechnology companies. I remained at Bear Stearns until its implosion.

I pivoted to Citi, where I was a lead analyst. At both firms, I was institutionally recognized by the buy-side for the work that we had done.

Following a 25-year tenure on Wall Street, I pivoted into investment banking, where I spent approximately two and a half years. After banking, I transitioned to asset management, where I currently invest in both public biotechnology and private biotechnology companies, especially those focused on the CNS space.

Patrick Adams:

And then on the other side, we have Van der Velden. Part of the issue is how that experience compares with the challenges facing this company.

As a biotechnology investor for a very long time, I can tell you that when companies don’t communicate effectively, it creates significant concerns.

Next page, Curtis.

Curtis Hogue:

Thanks, Pat.

A quick word on my background. I started my career 35 years ago in clinical research at a biotechnology company, working at the National Cancer Institute.

After that, I worked for several years with the U.S. Patent and Trademark Office as a biotechnology patent examiner.

I’ve since spent decades in biotech and pharma, investing and equity research at various firms, including Discovery Capital and Citadel.

I was recruited to the board of Alaunos Therapeutics, a publicly traded company, as it navigated a significant transition. During that period, I served as its Interim CEO and Principal Financial Officer. I’ve sat in the seat of leading a company and managing its finances through difficult stretch.

I also serve on the board of Wondering with Willow, a nonprofit organization supporting families affected by Rett syndrome, which keeps me close to the rare disease community that matters so much to this pipeline.

If you look to the right, the incumbent, Axel Paeger, has an executive background in hospital group operations, not drug development. Per the company’s own filings, he holds no shares in Anavex.

He has no skin in the game. That’s the difference.

This slide highlights relevant experience and real alignment with shareholders versus the alternatives.

Patrick Adams:

Thank you.

Jason.

Jason Kolbert:

Thank you.

I have a very similar combination of experience to John. I started my career as a chemist on the bench in the lab at Warner-Lambert. I then went to Schering-Plough, where I helped launch Intron A for hepatitis C, as well as Claritin. So I got a lot of commercial experience there.

After that, I started a career on Wall Street and spent many years as a sell-side analyst. I later transitioned to the buy side and ran a portfolio, making investment decisions with Susquehanna for seven years.

I then moved into the micro-cap biotechnology and worked in cell therapy space. I was very active in that area and learned a lot about raising capital as a micro-cap biotech company.

Afterward, I transitioned back to the sell side, where I remain today.

For the last 10 years, I have focused on the CNS space. I was also part of the original team at Maxim that took Anavex public. I have followed this company very closely for its entire life.

I’ve seen both the pitfalls associated with clinical trial data and drug development, but more recently I’ve observed the lack of communication from management, which I think has become an exasperating factor to its stock and its valuation.

Patrick Adams:

On the other side, we were initially excited to see this gentleman’s background until we realized his experience was in oncology rather than CNS. Unfortunately, that’s not the right fit for what this company needs today.

Ralf von Ziegesar is next.

He has 30 years of experience in asset management area and has a very impressive background. He previously served as Chief Investment Officer at Société Générale, a very well known investment company.

Today, he runs a multi-family office in Germany. He’s our guy in Germany and helps us deal with investors. He will lead our efforts in Europe, helping us reach additional investors and talk with investors across the continent.

On the other side, their nominee’s experience appears to be focused on acquiring companies rather than biotechnology. We do not see any meaningful biotechnology focus.

So, on our side, we have a really good guy on the investment side in Europe on our side.

Bigger Picture

OK, so we’re getting back to the bigger picture.

On Page 10, I just wanted to show you this chart. It relates to Ma’s company.

Through her SPAC, she bought a company called Mobix Labs, a semiconductor company. When the SPAC came out, it was trading at roughly $100 per share, as many SPACs do. That stock is now down to about $1 per share.

If you look at the cash balance on the right-hand side of the chart, you can see that it is about at zero. Unfortunately, we see this happen in the biotechnology space when boards and executive teams allow cash to dissipate to the point that it really kills the price.

Major Issues

The company says it is moving forward with the Alzheimer’s indication, and we support that notion.

However, the company currently has only about $118 million in cash. That may sound like a lot of money, but the Alzheimer’s trial will cost roughly $150 million. So, the current plan does not appear fully funded.

The first thing that has to happen is that the company needs to raise money.

In our view, the company has poor governance, as evidenced by its SEC filings and the material weakness in internal controls over financial reporting. This resulted in the company not being able to use its at-the-market equity financing program, or ATM so they can’t go to the market to do that. The company had raised approximately $36 million through that program during the fiscal year prior to this occurring.

The company has also experienced employee litigation, drain of medical experts, inexperienced executive leadership, and limited clinical experience as well.

We believe that just changing two Board members, as they are proposing, is not going to fix the problem.

As cash evaporates and intellectual property protection ticks away, Anavex needs to act ASAP. We need to get this fixed right now.

You can see how the stock has spiraled, and the cash is going to tick off over time. We need to get going.

According to the company’s proxy that was put out on August 10, 2026, the new rookie CEO has no prior experience leading any company.

PVG has a positive bias toward the underlying science and the potential of the pipeline.

But if the company cannot convince investors like us, who already have a positive bias toward the story, they will not be able to convince other investors either.

Well, why are we doing this? We could just sell the stock and move on. We’ve got other really good ideas.

But we view this as similar to Axsome, a company that went from being roughly a $2 stock to a $200 stock. We see upside here, and we think that if we put the right team in place, we can have a very fruitful return and bring some good drugs to the market.

The company has a pipeline of potential drugs in very large unmet medical needs, such as early onset Alzheimer’s disease and Parkinson’s disease.

The company also has two rare disease programs that will need some funding, regardless. You can’t move forward without funding for these drugs as well.

We believe that voting for the PVG nominees is the best path forward.

We have submitted a board deep biotechnology knowledge, financial markets expertise, business acumen, banking, etc.. We think our team is highly motivated, aligned with shareholders, and committed to bringing in the executives needed to be successful to rebuild this company.

We see the upside, and we want you vote for our slate of directors.

Stock Price Underperformance

The shares have underperformed the biotechnology sector by a wide margin. Looking at the period from May 5 through July 23, when these announcements were made, the stock declined 28%, versus 10% for the biotechnology index, and the SPDR S&P Biotech ETF (XBI) was up almost 14% over that period.

Anavex has dramatically underperformed its peer group over a one year period. You can see there that Axsome, a company we’ve mentioned before, is up 84%, while Anavex is down 63%.

The market is speaking very loudly.

Three years, Anavex is down substantially, while Axsome is up approximately 204%.

This is a longer-term chart. Over a five-year period, Anavex is down about 80%, while other peer companies have produced significantly stronger returns.

Again, over three years, Anavex underperforming both the XBI and IBB biotechnology ETFs by a substantial margin.

The XBI is up 117%, the IBB is up 72%, and Anavex is down 59%.

Our Plan

The first thing we think we need to do is to reconstitute the Board. We need to bring in people with biotechnology experience, that have been doing this for a long time, have executive experience.

That’s what we’re doing.

Obviously, the priority is the pipeline and to move forward the key indications. As a team, we would go through each drug and determine what needs to be done to move it forward, including the financing required to happen.

We do not want to come in and disrupt things already happening at the company. Let things continue as they are as long as they are appropriate but let the current development, if there are things that are happening, to go forward.

We think it is a really good idea, there are genetic “super-responders.” We think getting a compassionate-use approach in Alzheimer’s patients could help demonstrate real-world evidence of the drug’s efficacy. That’s something we would like to get going as quickly as possible.

And then, we would likely focus on the Rett indication, potentially Fragile X, and then determine the best path forward.

We would also move to advance the Parkinson’s disease and schizophrenia programs, potentially through partnership arrangements.

The key objective is to de-risk these trials and position them for the greatest possible chance of success.

With a new CEO hired and a new team in place, we would encourage management to bring in the best and brightest people to run these trials.

It’s also important to shareholders that we do not get diluted. Given the stock’s performance and the losses shareholders have experienced over the last several years by a lot of losses that have occurred, we would seek financing solutions that are as non-dilutive as possible.

As I mentioned earlier, the company needs to rebuild its clinical development team. We have lost a lot of good people. Nine executives and scientists were let go, excluding the CEO.

We want to do a proper transition of all of the knowledge that we lost with the firing of the key people. We believe this is board 101. The Board should own stock.

Patrick Adams:

We want to have an active board that owns shares in the company outright, shares that we buy with our own money.

The Board should bring expertise in biotechnology, capital markets, and corporate governance. Good governance is critically important, and we believe the company currently has governance issues that need to be addressed.

We also need capital markets experience. Dealing with Wall Street. There are a lot of investors out there that are going to try to buy the stock at much lower levels and we need to be aware of that.

There is also an issue with the Executive Committee that was formed. The Board decided that the company is best off not allowing the Board to participate – having an Executive Committee take over control of the company and basically exclude the minor Board members by having any input.

We believe this is reckless, and it’s one of the governance concerns we see at the company.

Again, we think that directors and officers of the company should own shares outright.

Our Plan

Our first step is one, to hire an IR firm that specializes in biotechnology, not real estate.

The current IR firm may be a great little firm, but they do not know the biotechnology investors, large healthcare funds, smaller specialty funds, and family offices that would probably would like to be involved with a company like Anavex.

We also believe the company should conduct one earnings call per quarter. Recently, Anavex has held no earnings call. We want one earnings call once per quarter pipeline and company progress.

In addition, we would hold a separate investor conference call each quarter featuring a key opinion leader discussing one of the drugs we have. These are obvious things that existing team should already be focused on.

Most importantly, we need to move these drug programs forward and achieve clinical success.

We need strong teams running these trials. We need to improve the patents of these drugs. Too much time has expired on some of these drugs.

Manufacturing and commercialization. We’ve seen over and over again in biotechnology that if manufacturing capabilities are not ready, product launches can be delayed by a year or more. We need to ensure manufacturing planning is handled properly.

We’re also surprised the company has not already pursued partnerships with large pharmaceutical companies. We could get non-dilutive financing this way while still allowing the company to retain significant economic participation in these assets.

Most importantly, we need a successful capital plan to commercialize these drugs.

We believe Anavex’s current leadership has underperformed. Shareholders need experienced leadership and a credible, actionable plan.

The PVG group is committed to this. We will be to be active board members.

Curtis Hogue:

Thanks, Pat.

This slide summarizes our plan organized around three priorities.

Priority 1: Leadership

This is where everything starts.

As Pat stated, we intend to recruit an experienced CEO, a proven expert in CNS and rare disease development.

We will rebuild the management team with high-performing professionals and strengthen the clinical organization with greater depth and experience.

Critically, we will require meaningful stock ownership, skin in the game, from every director and officer. Leadership that owns stock thinks like owners.

Priority 2: Advance the Pipeline

We will prioritize the Alzheimer’s program, recognizing that it needs funding.

We will establish a credible regulatory strategy built on direct feedback from both the FDA and EMA.

From there, we will work to accelerate approval and commercialization efforts while strengthening patent protection across the pipeline so that the value we create is durable.

Priority 3: Unlock Pipeline Value

We will pursue non-dilutive financing and strategic partnerships.

We will explore partnership opportunities for the Parkinson’s disease and schizophrenia programs, assets that have shown encouraging data but the company cannot fund alone.

We will re-engage with European regulators and address CHMP concerns directly rather than walking away.

We will also preserve the institutional knowledge that has been built over years of investment and development, knowledge that we believe has been walking out the door.

The objective is simple and is shown at the bottom of the slide:

Maximize the value of the Anavex pipeline for shareholders while advancing therapies for patients.

Those are not competing goals. They are the same goal.

The First 100 Days

This slide summarizes our priorities during the first 100 days across six work streams.

I won’t read every line, since you have the slide in front of you, but let me highlight the key points.

Leadership and Management

We will recruit an experienced CEO with credibility and a genuine following among institutional investors.

We will rebuild the clinical team without disrupting ongoing trials and conduct a proper transition process following the departure of the nine executives who were let go.

Our goal is to recover and preserve as much institutional knowledge as possible.

Clinical Development

We will ensure trials are designed with the highest possible probability of success by obtaining independent outside input.

We will establish a special Board committee with real clinical expertise to oversee trial risk and help de-risk the Phase 3 Alzheimer’s program.

That includes proper patient selection and catching patients earlier in disease progression whenever appropriate, rather than waiting until disease has advanced.

Capital and Partnerships

Raise money from a position of strength and, whenever possible, pursue non-dilutive financing alternatives.

We will explore partnerships with large pharmaceutical companies for programs that cannot be funded independently.

We will also conduct a comprehensive review of every asset in the portfolio.

Governance, Legal, and Regulatory

We will address outstanding litigation matters, implement stronger Board oversight, and establish clear accountability.

We will also require meaningful stock ownership from both directors and management.

Investor Relations

We will communicate actively and credibly with shareholders, as well as with the scientific and financial communities.

Bring in capable investor relations and public relations firms to improve visibility and restore confidence.

Accountability

Underlying the entire plan is accountability.

We believe in an active Board that expects results and requires directors and management to invest their own capital in the company.

That final point ties the entire plan together.

Patrick Adams:

Why Is PVG Seeking Change?

This is a little more detail-oriented, and I’ll do my best to hit the important points.

I’ve seen this over and over again in biotechnology. When confidence deteriorates, the sharks start to circle.

What we’re seeing today is a downward spiral in the stock. Wall Street has little confidence in what is currently.

So what happens, stocks tend to follow cash balances downward over time. Management has indicated that the company’s cash may last until approximately March 2028, and they will be out of cash.

What often happens in these situations is that the stock price follows the cash down. Management then has to execute a 10-for-1, 20-for-1, or similar reverse stock split to maintain compliance and support the share price.

Without strong institutional following, a financial buyer may come in, purchase stock along with warrants, and keeps the warrants and sells the stocks. We’ve seen this over and over again in biotechnology, and I’ve seen it happen many times throughout my career.

We believe the existing Board lacks alignment with shareholders, has demonstrated poor corporate governance, has a background in other industries outside biotechnology, and lacks capital markets expertise.

Frankly, the way the Board handled the CEO transition, financial reporting issues, and not being able to use the ATM program does not demonstrate strong business judgment.

We think we can do a lot better.

It’s important to bring in someone knowledgeable with CNS.

To be clear, we’re not saying we’re going to remove the current CEO immediately. I’m sure there are ways she can help.

What we need is a proper transition and a CEO with a proven track record, someone who has been there and done that before. It is really important to have that history in CNS and Alzheimer’s disease, where the trials are very complicated.

One of the things disclosed in the company’s most recent filing that concerns us is the material weakness in internal controls.

The Audit Committee, the Board, and the CFO did not appear to have a proper process in place to get the information from the CFO. As a result, this became a significant issue.

More or less, the Audit Committee, the Board, and the CFO are in charge of this process. It has become a problem. It is costly. The stock went down because of it.

The company is also going to have trouble retaining employees or hiring new employees. This was in their 10-Q filing.

By not filing the financials, I want to focus on this point. They raised $36 million through an ATM. That is an S-3 filing. So that S-3 filing is dead for a year. So to get more money, they are going to have to go to Wall Street and get investors to actually do a stock offering. So at this point, it is going to be difficult to do with the team currently in place, who doesn’t have a lot of credibility and you can see it in the stock price.

As I mentioned, the Executive Committee is comprised of Ma, van der Velden, and Paeger. Two of the three come from telecommunications backgrounds, and the third has experience runs a hospital.

A committee is basically running the board and the company, to our knowledge. They do not really have experience running these types of companies.

We believe the entire board needs to be refreshed if these three individuals remain in place. Based on what we have read in their proxy statements, this committee could remain in place indefinitely.

There have also been some statements made that, frankly, do not make much sense. I’ll say “nonsensical” as a polite way of putting it.

One claim is that we are seeking control of Anavex without a credible plan. I think we have thoroughly outlined our plan, and I believe it is very credible.

Another claim is that we are not paying a premium for the shares. The reality is that we have paid a big premium. The stock is down considerably, and we have continued to invest.

I am not acquiring the company. We are not taking these assets away from shareholders. We are investing alongside everyone else because we want to see the stock price increase.

Another thing we hear is that the former CEO is paying us to do this. That is completely insane. We would not even consider something like that.

In fact, we believe it was probably time for the former CEO to move on. He was there for 13 years and helped bring the company to where it is today. He had some success, but we believe the company now needs a new team to take it forward from its current position.

We spoke with four of the six board members, a number of former employees, members of the medical team, analysts, bankers, and long-time investors. We believe we have a solid understanding of what is going on at the company, and we truly believe the board needs to be replaced.

Looking at the bigger picture, let’s go back to December 2023 and the Alzheimer’s data. The results were good. They were not great, but they were good. They made some mistakes in the trial.

Roughly three years have passed since then, and the company has spent approximately $130 million. Yet, to our knowledge, very little has changed.

When we look back at that period, we ask ourselves: if there had been an active board with meaningful biotechnology experience, would they have pushed the Alzheimer’s program forward differently? Would they have advanced the Phase 3 trial, or pursued another path?

The key question is this: why did the board not push forward with a Phase 3 trial, knowing that the company would ultimately need to go to the EMA and that regulators would likely require another Phase 3 study? It was well understood that both the FDA and the EMA would require additional Phase 3 data.

Why didn’t the board instruct the company to do so.

We have discussed this issue in detail.

Of the four remaining board members, two come from the telecommunications industry. I am sure they are good people. However, the question in my mind is whether they have the biotechnology experience necessary to provide the oversight and guidance this company needs. The question in my mind is that they’re not from biotechnology.

We’re disappointed in the hiring of the new CEO. Again, she may be helpful in the transition, but we need to get a new CEO in place who has relevant experience.

The brain drain at the company is unfortunate. It happened the way it did, but we understand that a lot of information was not passed along. There was not an easy transition of all the knowledge that left the company.

Importantly, we need biotechnology people involved with the company who know how to ask management teams tough questions and who are actively involved.

Lastly, we need an investor relations firm that is focused on biotechnology.

Rene, you’re going to cover this very quickly.

Rene Mora:

In the interest of time, this slide clearly illustrates the brain drain that has occurred at Anavex, at an event Patrick was referring to.

Last week, I happened to be in a meeting with Al Sandrock, who was at Biogen for 21 years and was Chief Medical Officer when he left the company. He was essentially in charge of all research.

He talked about the pillars of drug development in central nervous system diseases. One of the key pillars is having the right people in place in order to get these trials completed. These are complicated clinical studies, and you need to have the right personnel.

Without prejudging the qualifications of every individual on this slide, you can clearly see that for a company whose task is to carry out the clinical development of CNS drugs, these are the critical people you need in order to execute those clinical trials.

If you’ve chosen to lay off this group of people, you need to have a credible plan in place regarding who is going to replace them.

Again, we’re not going to prejudge exactly where these individuals stand, but I think it’s clear that we need to look very carefully at personnel and make sure that the right team is brought back into place.

Obviously, the CEO will play a key role in doing this, but with oversight from the board.

Thank you, Renee.

Patrick Adams:

Why PVG is Seeking Change

We’ve talked about this already. You can read it for yourself, but it goes through what happened with the Audit Committee, the board, the Chief Financial Officer, the CEO, and the processes that were delinquent.

That is causing concern because we believe it may create legal liabilities as well.

It’s a problem, and it has not been fixed yet. It does not appear to be fixed.

Again, based on the 10-Q that was filed, you can see that for yourself.

What was particularly disturbing to me was that they returned a Michael J. Fox Foundation grant for Parkinson’s disease.

You can read the press release dated March 17, 2026, which noted that there was a strong signal of fiber density and nerve growth returning in the dopamine area of the brain.

I think that’s really interesting and potentially important.

When designed properly, these types of findings deserve careful evaluation.

Jason, if you’re available, please cover Pages 29 through 35.

Jason Kolbert

So, on Page 30, Board Alignment and Share Ownership, it’s a very, very simple slide. Does the board have skin in the game? And the answer is no, they don’t.

That’s one of the first criteria, when you’re marketing a company to institutions and the buy side, that they’ll ask about.

So, with no skin in the game.

It’s critical that the board have skin in the game.

The other thing, and Patrick just mentioned it, is the IR firm and management communication style. Quite honestly, it’s very important to always be in dialogue with your investors, and that’s not something that’s been happening.

Reported Ownership

Reported ownership figures again show that this is almost an afterthought for this executive board.

And it kind of begs the question: why are they so adamant about fighting Patrick and fighting the support? I don’t quite understand that.

Company Guidelines

What are the company guidelines?

The company clearly has not structured its guidelines around ownership of the stock.

Again, institutions want to see that management, the CEO, the CFO, all executive management, and the board have financial incentives to perform.

And we just don’t see that as part of the overall policy.

Litigation

The last slide I’ll touch on is the Executive Committee and the fact that there is active litigation going on.

The Executive Committee is characterizing this as a non-issue. In fact, they’re not really addressing it.

And I think that’s a mistake.

So, with that, let me turn it back to Patrick.

Patrick Adams:

Why don’t we go to Slide 36, and then Curtis will take it from there.

Curtis Hogue:

So that’s our plan.

Now it comes down to the decision, your decision, and it’s the one on your ballot.

You’ll be voting on the Gold Card. That’s the PVG slate:

●	Pat Adams

●	John Boris

●	Jason Kolbert

●	Rene Mora

●	Myself

●	Ralf von Ziegesar

Let me show you exactly who these people are and why we believe they’re the right board for the next chapter of this company.

Nominees

This is the whole case in one picture.

Across the top are the five things that this company needs on its board:

●	Experience in capital markets

●	Biotech investing

●	Public company leadership

●	Drug development and regulatory experience

●	Governance

Down the side are our six nominees.

If you look at the coverage, every skill Anavex needs is represented, most of them several times over.

Below the matrix, we’ve laid out the actual track records: public company experience on the left, private company experience on the right, because we’re not asking you to take our word for it.

Pat Adams brings decades of biotech investing and public company board service.

Rene Mora is a physician with both an M.D. and Ph.D., two decades in healthcare, and a seat on a major academic medical center board.

Ralf brings more than 30 years of asset management experience and multiple supervisory board roles across Europe.

John Boris has a four-decade career inside the pharmaceutical industry itself.

Jason Kolbert has spent more than 25 years covering biotech, and neuroscience specifically.

And, of course, my background is in biotech investing and equity research, and I’ve served on the board of Alaunos Therapeutics, a NASDAQ company, as it navigated a major transition, including serving as Interim CEO and Principal Financial Officer.

I’d note that Alaunos had no material weakness determination, unlike the situation we’re addressing here.

The point of this slide is simple:

This is a board built for the actual work in front of Anavex: the science, the capital, and the governance.

Proposed Committee Structure

Skills only matter if they’re put to work in the right place.

We’ve already thought through how this board should organize itself.

This is our proposed committee structure, designed around the three things that will make or break this company:

●	Oversight

●	Capital

●	The pipeline

You can see it’s a working board, not a ceremonial one.

Audit Committee

●	Patrick Adams

●	Myself

●	Jason Kolbert

Compensation Committee

●	Jason Kolbert

●	John Boris

Nominating & Governance Committee

●	Rene Mora

●	Ralf von Ziegesar

And then the committees that speak to what’s unique about Anavex:

We’re proposing a dedicated Pipeline Development Committee, consisting of:

●	Jason Kolbert

●	Rene Mora

●	John Boris

●	Myself

Science deserves focused attention.

We’re also proposing a Finance Committee focused on the capital plan, and an Executive Committee structured around collaboration, not concentration of power.

Every nominee carries real responsibility here.

This is a board that shows up to work on day one.

Thank you.

Patrick Adams:

Summary and Conclusions

We’ve hammered this point pretty hard.

The stock is down from about $30 five years ago to under $3 today.

Shareholders have lost a lot of money.

There are corporate governance problems.

Change is needed.

We’re not seeking control.

We’re shareholders.

We simply want to make this company work.

Enough is enough.

Let’s get this moving.

And lastly, our sources and required disclosures.

Please read through those at your convenience.

We want to leave some time for questions, and we’ve gone a long time now.

So why don’t we open it up for questions from the audience?

We’ll try to take a handful.

Operator:

Certainly.

At this time, we would like to take web-based questions.

If you would like to ask a question, please submit it through the online portal.

Q&A Session

Question: How is it possible that the current Board of Directors has questioned the qualifications of your nominees?

Patrick Adams:

Well, if you look at some of our candidates, we’re not the ones working in the clinic. But some of our candidates have very impressive track records.

John launched Prozac. Everybody knows Prozac. That was a huge drug.

Jason launched Claritin in Japan.

Curtis has been intimately involved in a biotechnology company.

And, as an investor, obviously I don’t do the work myself, but I know all the problems that other Alzheimer’s drugs have faced. I’ve seen it. I’ve lived it. I know where mistakes were made.

You don’t want us running clinical trials. That’s not why we’re here.

We’re here for oversight, to ask tough questions, and to make sure the company is hiring the right people to do that work.

Question: How will you raise money for the Phase 3 trial?

Patrick Adams:

Well, I was actually working on that last night.

I’m here in New York and have been talking with some bankers.

We will have to raise capital. We want to do it in a non-dilutive fashion if possible. If not, then we’re going to have to go to Wall Street.

We need somebody very credible running the company, somebody who brings a following.

I’ve invested in other companies where certain CEOs come and ask me for money, and I’m willing to invest with them, sometimes before even knowing exactly what they’re planning, because I know they’re successful people.

That’s what we’re looking for.

We’ve worked with a number of banks, and after being in this industry for a long time, as has everyone else on this proposed board, we know a lot of people on Wall Street who would probably love to work with our Board of Directors.

Question: Do you have a CEO in mind who would replace the current Interim CEO?

Patrick Adams:

Obviously, we would have to conduct a complete search.

We couldn’t disclose anyone at this point. It wouldn’t be fair to that person.

But finding the right CEO is our highest priority at this point.

Question: Will you confirm that Missling will not be involved with your Gold Card slate?

Patrick Adams:

Absolutely.

Question: What do you think is the most important thing that shareholders should take away from this call before voting?

Patrick Adams:

I think shareholders need to understand the path forward being offered by each group.

The group currently in place is going to struggle.

Our group has been specifically designed to turn this company around.

We want to give this company a real chance to succeed.

There’s a lot of work that needs to be done. We’ve seen the trend in the stock over the years, and we’ve seen the mistakes that have been made.

We need to resolve those issues.

We need to get things moving in the right direction.

End of Q&A Section

Patrick Adams:

Thank you, everyone.

Again, we need your support and your vote.

We believe that’s how we get this company moving in the right direction.

If that doesn’t happen, unfortunately, we believe the stock could continue to face challenges.

Take care, everybody.

Please reach out if you have any questions.

Operator:

This concludes today’s conference.

You may disconnect at this time.

Thank you for your participation.